August 9, 2012	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

Re:	Lightstone Value Plus Real Estate Investment Trust II, Inc.
Amendment No. 2 to Registration Statement on
Form S-11
Filed July 26, 2012
File No. 333-177753

Dear Mr. Dang:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 8, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 4, 2011 (No. 333-177753), as amended by Amendment No. 1 filed by the Company with the Commission on February 13, 2012 and Amendment No. 2 filed by the Company with the Commission on July 26, 2012 (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.

Also, the Company reaffirms the acceleration request filed on August 7, 2012 pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on Monday, August 13, or as soon thereafter as practicable, or at such later time as may be orally requested.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

August 9, 2012

General

1.	Please revise to incorporate the Form 8-K filed on July 30, 2012 or advise.

We have revised the disclosure as requested (page 212).

2.	We note your response to comment 2 that the “maximum initial public offering” amount includes the use of proceeds that have already been raised. Considering you raised significantly less than the maximum amount registered, please revise the table to reflect the amount raised to date and the uses of such offering proceeds, including the amount used to pay distributions.

We have revised the disclosure as requested. Please see pages 10 and 88.

3.	We note your response to comment 4. If the return threshold that triggers payments to your sponsor is measured based on the distributions paid and does not take into account any decreases in the value of your assets, please highlight the conflict created by this arrangement where you disclose the purchases by your sponsor as a means to mitigate fees paid. Since your sponsor received consideration from your operating partnership, it is not clear how you determined that total proceeds available for investment are 98.9%. Please clarify.

With respect to the first part of the comment, we have revised the disclosure as requested throughout the document. With respect to the second part of the comment, we have revised the disclosure on pages 10 and 88.

Compensation Table, page 74

Subordinated Payments, page 81

4.	Once the shareholder 7% threshold is met, please clarify the measurement that is used to determine the payment made to your sponsor. Are you limited to cash flows from operations that exceed the distributions paid to shareholders?

We have revised the disclosure throughout the document to clarify that payments made to the sponsor after the 7% threshold is met may be made from sources other than operating cash flow.

Acquisition of a TownePlace Suites Hotel, page 144

August 9, 2012

5.	We note that your JV took out a $6 million loan on the property that you purchased for $12 million. Please revise to discuss the purpose of the loan.

We have revised the disclosure as requested (page 145).

Prior Performance

Table III, page A-7

6.	We note your response to comment 5. Please revise to include a footnote to the table, to explain what constitutes “other.”

In response to your comment, we have revised the line item to read, “Other—issuance of shares of common stock.” (page A-6).

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.